mwe.com Gary Emmanuel Attorney at Law gemmanuel@mwe.com +1 212 547 5541

March 10, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Beverly Singleton
Jean Yu
John Stickel
Susan Block

Re:	Rail Vision Ltd.

Amendment No. 3 to Registration Statement on Form F-1

Filed February 18, 2022

File No. 333-262854

Ladies and Gentlemen:

On behalf of Rail Vision Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 8, 2022, relating to the above referenced Registration Statement on Form F-1 (File No. 333-262854) submitted by the Company on February 18, 2022 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR a revised Registration Statement (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

Ms. Singleton, Ms. Yu, Mr. Stickel and Ms. Block

March 10, 2022

Form F-1 Registration Statement

Prospectus Summary, page 1

1.	We note your disclosure that you were recognized as the winner of Deutche Bahn's MINDBOX competition for your automated early warning systems to prevent railway accidents. Please include a brief explanation of the competition and the award to provide some context. Please also include the date the award was given.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 1 to briefly explain the Deutche Banh MINDBOX competition and provide the date the award was granted to the Company.

Capitalization, page 34

2.	We note your revision to the shareholders' equity section in response to prior comment 7. Please disclose or provide a placeholder for the number of ordinary shares that will be issued and outstanding on both a pro forma and pro forma as adjusted basis. It appears the 100,000,000 shares currently shown is the number of authorized shares. Please clarify your disclosures accordingly.

Response: In response the Company has disclosed the number of ordinary shares that will be issued and outstanding on both a pro form and pro forma as adjusted basis and has clarified that the 100,000,000 shares refer to authorized shares.

3.	We note that your revised offering will now include warrants as part of a Unit offering. Please tell us and disclose your planned accounting treatment for the warrants, including how it will be valued and reflected in your financial statements. Additionally, provide for their treatment in the pro forma as adjusted column.

Response: In response to the Staff’s comment, the Company has concluded that the warrants qualify for equity treatment. The warrants in the offering do not create an obligation to purchase the ordinary shares for cash and therefore are not considered mandatory redeemable. The amount and price into which such warrants are exercisable is known at inception and therefore the Company may settle the warrants by issuing a fixed number of equity shares for a fixed price. Therefore, the financial instrument does not come within ASC 480 and is considered as a freestanding equity-linked instrument, indexed to the entity’s own equity that meets all the conditions for equity classification of ASC 815-40 and that embodies an obligation to issue the Company’s ordinary shares and do not require a net cash settlement and therefore concluded to be classified as equity. The Company has included a footnote to clarify the equity treatment in the pro forma as adjusted column.

Ms. Singleton, Ms. Yu, Mr. Stickel and Ms. Block

March 10, 2022

Industry Overview and Market Opportunity, page 46

4.	We note your response to our prior comment 10. Please refer to the eighth paragraph in this section. Please provide the year for the U.S. Department of Transportation and McKinsey & Company industry estimates you cite.

Response:

In response to the Staff’s comments, the Company has revised its disclosures on page 46 to clarify dates in which the U.S. Department of Transportation and McKinsey & Company industry estimates are cited.

Competition, page 55

5.	We note your response to prior comment 11 and reissue in part. You disclose your belief that your railway detection system's contribution to train safety will be greater than that of existing railway detection systems by your competitors. Please balance this disclosure by stating here that you are a development-stage company, that your products are still in development, and discuss your current competitive position within the industry.

Response:

In response to the Staff’s comment, the Company has revised its disclosures on page 55 to state the Company is a development-stage company and to expand upon the Company’s competitive position within the rail and automotive industry.

Please contact me at 212-547-5541 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Gary Emmanuel

cc: Shahar Hania, Chief Executive Officer